

September 25, 2014

<u>Via E-mail</u>
James F. Schott
Chief Financial Officer
Integrys Energy Group Inc.
130 East Randolph Street
Chicago, IL 60601

James F. Schott
Chief Financial Officer
Wisconsin Public Service Corporation
700 North Adams Street
Green Bay, WI 54307-9001

> **Re: Integrys Energy Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed March 27, 2014**
> **File No. 1-11337**
>
> **Wisconsin Public Service Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-03016**

Dear Mr. Schott:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ William H. Thompson

                              William H. Thompson
                              Accounting Branch Chief